Dunn Mining Inc.

9867 Okanagan Centre Road • Lake Country, BC V4V 2J3  • Tel (250) 766 0036 • Fax (702) 766-1258

VIA FAX

July 30, 2007

U.S. Securities & Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Jason Wynn

Dear Sirs:

Re:   Registration Statement on Form SB-2 – Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Thursday August 2, 2007 at 2:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.

should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.

we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Gregory P. Byrne

Gregory P. Byrne

President